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                          May 12, 2022

       Michael Pope
       Chief Executive Officer
       Boxlight Corporation
       2750 Premiere Parkway, Suite 900
       Duluth, Georgia 30097

                                                        Re: Boxlight
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2022
                                                            File No. 333-264809

       Dear Mr. Pope:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at 202-551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Megan J. Penick